Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Determination of earnings (loss):
Income (loss) from operations	$4,410	$(42,934)	$(35,431)	$10,381	$(69.820)
Add:
Fixed charges	373	710	410	695	709

Earnings (loss), as adjusted	$4,783	$(42,224)	$(35,021)	$11,076	$(69,111)

Fixed charges:

Estimate of interest within rental expense	373	710	410	695	709

Fixed charges	$373	$710	$410	$695	$709

Preferred stock dividends	$-	$-	$-	$-	$-

Ratio of earnings (loss) to fixed charges and preferred stock dividends	13	*	*	16	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$-	$42,934	$35,431	$-	$69,820

(1)	For the years ended 2010, 2012 and 2013, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.